

December 20, 2012

Via E-mail
Mr. Richard P. Dealy
Chief Financial Officer,
Pioneer Southwest Energy Partners L.P.
c/o Pioneer Natural Resources GP LLC
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

   Re: Pioneer Southwest Energy Partners L.P.
     Form 10-K for Fiscal Year Ended
     December 31, 2011
     Filed February 29, 2012
     File No. 1-34032

Dear Mr. Dealy:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 2. Properties, page 41

Proved Undeveloped Reserves, page 44

1. We note your disclosure stating that all of your proved undeveloped well locations are expected to be developed within the five year period ending December 31, 2016. Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of proved undeveloped reserves ("PUDs"). Please tell us the number of locations scheduled for development beyond five years from initial booking and describe the PUDs attributed to them.

2.   We note your reference to proved undeveloped well locations that have remained undeveloped for five years or more. Please revise your disclosure to explain the reasons why material amounts of proved undeveloped reserves remain undeveloped for five years or more after initial disclosure. Refer to Item 1203(d) of Regulation S-K. For additional guidance, refer to question 131.03 of the Compliance and Disclosure Interpretations regarding Oil and Gas Rules.

Notes to Consolidated Financial Statements

Unaudited Supplementary Information

Reserve Quantity Information, page 90

3.   We note that you have provided disclosure regarding changes in the net quantities of your proved reserves in this section of your filing. Please revise this disclosure to include an explanation of significant changes that occurred during the periods for which this information is presented as required by FASB ASC 932-235-50-5.

4.   We note the disclosure per page 92 of your filing stating that you only recognize and maintain PUDs for qualifying well locations for which there is both intent and ability to drill within five years of the measurement date. Please describe the meaning of the term "measurement date" in this context.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief